

January 25, 2012

Via E-mail
Dr. Christopher L. Coccio
Chief Executive Officer and Chairman
Sono-Tek Corporation
2012 Route 9W
Milton, New York 12547

> **Re:** **Sono-Tek Corporation**
> **Form 10-K for the Fiscal Year Ended February 28, 2011**
> **Filed May 23, 2011**
> **File No. 0-16035**

Dear Dr. Coccio:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2011

Report of Independent Registered Public Accounting Firm, page 29

1.   Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant